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                             July 14, 2020

       Andrea Almeida
       Chief Financial Officer
       Petr  leo Brasileiro S.A.   Petrobras
       Avenida Republica do Chile, 65   23rd Floor
       20031-912   Rio de Janeiro   RJ   Brazil

                                                        Re: Petr  leo
Brasileiro S.A.   Petrobras
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed March 23,
2020
                                                            File No. 001-15106

       Dear Ms. Almeida:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Segments Financial Performance, page 135

   1. In your analysis of segment financial performance you attribute changes in net income, operating income and
costs to a combination of several different factors. When multiple factors contribute to
changes in segment results, please quantify each material factor to provide investors with
better insight into the underlying reasons for the changes in your results. Refer to
Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of
                                                        Release No. 33-6835.
 Andrea Almeida
FirstName  LastNameAndrea   Almeida
Petr  leo Brasileiro S.A.   Petrobras
Comapany
July       NamePetr  leo Brasileiro S.A.   Petrobras
     14, 2020
July 14,
Page  2 2020 Page 2
FirstName LastName
Liquidity and Capital Resources, page 137

2. We note your presentation of non-GAAP measures adjusted cash and cash equivalents on page 137 and adjusted EBITDA and net debt/adjusted EBITDA ratio on page 144 of your
         Form 20-F. Please disclose why you believe the presentation of each non-GAAP measure is useful to investors and disclose how you use each non-GAAP measure. Refer to Item
         10(e)(1)(i)(C) and (D) of Regulation S-K.
Net Debt/Adjusted EBITDA Metric, page 143

3. You disclose on pages 143 and 144 that adjusted EBITDA is computed using EBITDA
         (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted for equity-accounted investments, impairments, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, and foreign exchange gains and losses resulting from provisions for legal proceedings. This description appears to be inconsistent with your presentation of adjusted EBITDA in the table on page 144. Please revise your disclosure to resolve this apparent inconsistency. Additionally, if you have changed your method of calculating or presenting adjusted EBITDA then describe the reasons for the change. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Francesca Odell